United States
                       Securities and Exchange Commission

                       Washington, D.C. 20549

                                Schedule 13G

            Under the Securities Exchange Act of 1934

                             (Amendment No. 4)*

December 31, 2012
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

  (X) Rule 13d-1(b)

  ( ) Rule 13d-1(c)

  ( ) Rule 13d-1(d)


Name of Issuer: PNMAC Mortgage Opportunity Fund, LLC

Title of Class of Securities: Common Shares (par value $0.001 per share)

CUSIP Number: None



*The remainder of this cover page shall be filled out for a

reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent

amendment containing information which would alter the

disclosures provided in a prior cover page.



The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise

subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the

Notes).





CUSIP Number: None

1. Name of Reporting Person: Public Safety Personnel Retirement
System

I.R.S. Identification No. of Above Person (Entities Only):

86-0215767

2. Check the Appropriate Box if a Member of a Group:

(a)	( )
(b)	( )

3. SEC Use Only

4. Citizenship or Place of Organization: Arizona

Number of Shares Beneficially Owned By Each Reporting Person

With:

5. Sole Voting Power: 176,085.511689515

6. Shared Voting Power: 0

7. Sole Dispositive Power: 176,085.511689515

8. Shared Dispositive Power: 0

9. Aggregate Amount Beneficially Owned by Each Reporting

Person: 176,085.511689515

10. Check Box if the Aggregate Amount in Row 9 Excludes

Certain Shares: ( )

11. Percent of Class Represented by Amount in Row 9: 32.9%

12. Type of Reporting Person*: EP





Item 1(a) Name of Issuer: PNMAC Mortgage Opportunity Fund, LLC

Item 1(b) Address of Issuer's Principal Executive Offices:

6101 Condor Drive
Moorpark, California 93021

Item 2(a) Name of Person Filing:  Public Safety Personnel Retirement
System

Item 2(b) Address of Principal Business Office or Residence:

3010 E. Camelback Road, Suite 200
Phoenix, Arizona 85016

Item 2(c) Citizenship: Arizona

Item 2(d) Title of Class of Securities: Common Shares (par value
$0.001 per share)

Item 2(e) CUSIP Number: None



Item 3 If this statement is filed pursuant to Rules 13d-1(b),

or 13d-2(b) or (c), check whether the person filing is a:

(a) ( ) Broker or dealer registered under Section 15 of the Act

(b) ( ) Bank as defined in Section 3(a) (6) of the Act

(c) ( ) Insurance company as defined in Section 3(a) (19) of the Act

(d) ( ) Investment company registered under Section 8 of the

Investment Company Act

(e) ( ) An investment adviser in accordance with Section

240.13d-1(b) (1) (ii) (E)

(f) (X) An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b) (1) (ii) (F)

(g) ( ) A parent holding company or control person, in accordance with Section 240.13(b) (ii) (G)

(h) ( ) A savings association as defined by Section 3(b) of the

Federal Deposit Insurance Act

(i)( ) A church plan that is excluded from the definition of an investment company under Section 3(c) (4) of the Investment Company

Act of 1940.

(j)( ) Group, in accordance with Section 240.13d-1(b) (1) (ii) (J).

If this statement is filed pursuant to Section 240.13d-1(c), check this box. ( )





Item 4 Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned: 176,085.511689515

(b) Percent of Class: 32.9% (assuming 535,688 Common Shares

outstanding as of June 30, 2012, as reported by the issuer

on Form N-CSR/A for the period ended June 30, 2012, as

filed with the Securities and Exchange Commission on

October 4, 2012)

(c) Number of shares as to which the person has:

(i) sole power to vote or to direct the vote: 176,085.511689515

(ii) shared power to vote or to direct the vote: 0

(iii) sole power to dispose or to direct the disposition of:
176,085.511689515

(iv) shared power to dispose or to direct the disposition of: 0



Item 5 Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the

beneficial owner of more than five percent of the securities,

check the following ( ).



Item 6 Ownership of More than Five Percent on Behalf of

Another Person:

Not applicable.



Item 7 Identification and Classification of the Subsidiary

which Acquired the Security being Reported on by the Parent

Holding Company: Not Applicable



Item 8 Identification and Classification of Members of the

Group: Not Applicable



Item 9 Notice of Dissolution of Group: Not Applicable





Item 10 Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of

changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in

this statement is true, complete and correct.



Date: February 13, 2013


PUBLIC SAFETY PERSONNEL RETIREMENT SYSTEM


By:  /s/ James M. Hacking
Name:  James M. Hacking
Title:  Administrator